SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)

                               Zapata Corporation
                               ------------------
                                (Name of Issuer)

                          Common Stock $0.01 Par Value
                        --------------------------------
                         (Title of Class of Securities)


                                    989070R17
                                 ---------------
                                 (CUSIP Number)

                              Gordon E. Forth, Esq.
                     WOODS, OVIATT, GILMAN, STURMAN & CLARKE
                               44 Exchange Street
                            Rochester, New York 14614
                                 (716) 454-5370

                                 --------------
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)


                                  June 4, 1996
                     --------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
     following box     [ ]


     Check the following box if a fee is being paid with the statement  [ ]








































                               Page 1 of 61 Pages

                                  SCHEDULE 13D


 CUSIP NO. 98907OR17                       Page 2 of ___ Pages
- ---------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 The Malcolm I. Glazer Trust
- ---------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)

         (b)
- ---------------------------------------------------------------
 3   SEC USE ONLY

- ---------------------------------------------------------------
 4   SOURCE OF FUNDS

- ---------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

- ---------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Florida
- ---------------------------------------------------------------
         NUMBER OF         7   SOLE VOTING POWER
          SHARES
       BENEFICIALLY                                10,415,384
         OWNED BY          ------------------------------------
                           8   SHARED VOTING POWER
           EACH
     REPORTING PERSON
                                                          -0-
           WITH            ------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                                   10,415,384
                           ------------------------------------
                           10  SHARED DISPOSITIVE POWER

                                                          -0-
- ---------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

              10,415,384
- ---------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                       [ ]

- ---------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              35.3%

- ---------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

               00
- ---------------------------------------------------------------






                               Page 2 of 61 Pages

                                  SCHEDULE 13D

 CUSIP NO. 98907OR17                       Page 3 of ___ Pages
- ---------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Malcolm I. Glazer
                   S.S. No. ###-##-####

- ---------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)

         (b)


- ---------------------------------------------------------------
 3   SEC USE ONLY


- ---------------------------------------------------------------
 4   SOURCE OF FUNDS

                   PF

- ---------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)




- ---------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
- ---------------------------------------------------------------
         NUMBER OF         7   SOLE VOTING POWER
          SHARES
       BENEFICIALLY                                 10,415,384
         OWNED BY          ------------------------------------
                           8   SHARED VOTING POWER
           EACH
     REPORTING PERSON
                                                           -0-
           WITH            ------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                                      10,415,384
                           ------------------------------------
                           10  SHARED DISPOSITIVE POWER

                                                             -0-

- ---------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                    10,415,384

- ---------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                         [ ]

- ---------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    35.3%

- ---------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

                     IN
- ---------------------------------------------------------------














                               Page 3 of 61 Pages

     This Amendment No. 16 ("Amendment No. 16") amends and supplements the

Schedule 13D and statement attached thereto, as previously amended ("Schedule

13D"), filed on behalf of Malcolm I. Glazer ("Glazer") and The Malcolm Glazer

Trust ("Trust" and together with Glazer, the "Reporting Persons") relating to the common stock, par value $.01 per share, of Zapata Corporation "(Zapata"),

and is hereby filed on behalf of the Reporting Persons.  All capitalized terms used in this Amendment No. 16 and not otherwise defined herein have the meanings previously ascribed to such terms in the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     Item No. 6 is hereby amended by inserting the following paragraph immediately after the last paragraph thereof:

     Merger Agreement and Supplemental Agreement

     On June 4, 1996, Zapata and Houlihan's Group, Inc. ("Houlihan's") announced that they had entered into a definitive Plan and Agreement of Merger("Merger Agreement") providing for Zapata's previously announced acquisition of Houlihan's for a combination of cash and stock amounting to $8.00 per share. Malcolm Glazer and members of his family and entites controlled by him own approximately 73% of Houlihan's outstanding common stock. The Merger Agreement was approved by a a special committee of Zapata directors, including Messers. Ronald Lassiter, Robert V. Leffler, Jr. and W. George Loar (individually, "Member" and collectively, the "Committee") and by a special committee of the directors of Houlihan's who were not members of the Glazer family. The Merger Agreement was also approved by the board of directors of Houlihan's.

     The Merger Agreement provides that Houlihan's will be merged into a newly organized subsidiary of Zapata. Holders of Houlihan's common stock may elect to receive for their shares (i) $8.00 in cash, without interest, (ii) $8.00 in market value of Zapata common stock ("Common Stock"), (iii) a combination of $4.00 in cash, without interest, and $4.00 in market value of Common Stock or
(iv) a residual combination of cash and Common Stock (aggregating $8.00 in value) determined so that the aggregate merger consideration to all holders of Houlihan's common stock is equally divided between cash and Common Stock.







































                               Page 4 of 61 Pages

      Substantially contemporaneously with the execution of the Merger Agreement, Zapata and Glazer entered into a Supplement Agreement (the "Supplemental Agreement") pursuant to which Glazer agreed to elect to receive under the Merger Agreement the residual combination of cash and stock with respect to the shares owned by him and his affiliates. In the event that stockholders not affiliated with Glazer as a group exercise elections to receive such an amount of cash in the merger that the aggregate ownership of Common Stock by Glazer and his affiliates after the merger would exceed 49.9% of Zapata's then outstanding Common Stock, the cash elections of the unaffiliated stockholders will be reduced pro rata, and the cash portion of the residual elections will be increased pro rata, to assure that the foregoing 49.9% ownership threshold is not exceeded. The market value of Common Stock will be equal to the average of the closing price of Common Stock for the 20 trading days beginning on the second trading day prior to the date of the meeting of Houlihan's stockholders to be held to approve the transaction.

     The merger is subject to, among other things, approval by the stockholders of both companies, compliance with the Hart-Scott-Rodino Antitrust Improvements Act, registration of the Common Stock issuable in the merger under the Securities Act of 1933 and receipt of consent from Houlihan's lending bank or the refinancing of Houlihan's outstanding bank debt. Subject to the satisfaction of these conditions, it is expected that the transaction will close in August 1996.

     The Merger Agreement and the Supplemental Agreements are filed as Exhibits 17 and 18 hereto, respectively, and are incorporated herein by reference. The foregoing descriptions are qualified in their entirety by reference to such Exhibits.

     Irrevocable Proxy

     Substantially contemporaneously with the execution of the Merger Agreement, the Reporting Persons, as required by the terms of a certain Agreement, dated April 30, 1996, between the Reporting Persons and Zapata ("Standstill Agreement"), executed and delivered an irrevocable proxy to the Members dated June 4, 1996 ("Irrevocable Proxy").
Under the terms of the Irrevocable Proxy, the Members of the Committee and each of them are authorized to vote all of the Zapata Shares held by the Reporting Persons at the annual meeting of Zapata scheduled to be held on August 22, 1996, and any adjournment thereof ("Meeting"), with respect to the issuance of Zapata Common Stock in connection with Zapata's acquisition of Houlihan's pursuant to the Merger Agreement ("Stock Issuance"). The Irrevocable Proxy empowers the Members to vote the Reporting Persons' Shares only on the Stock Issuance. The Irrevocable Proxy is deemed to be coupled with an interest and is irrevocable under the terms of the Standstill Agreement until the first to occur of (a) the adjournment of the Meeting at which the Stock Issuance is considered by the Zapata shareholders or (b) Zapata's publicly announced abandonment of the Houlihan's acquisition. Upon termination of the Merger Agreement or the Standstill Agreement, the Irrevocable Proxy shall be deemed to be revoked.


































                               Page 5 of 61 Pages

     Under the Irrevocable Proxy, each Member has complete discretion to take such action or to refrain from taking such action as he deems necessary, appropriate or desirable under the circumstances, subject only to the caveat that no Member is authorized or empowered to engage in intentional misconduct or action that otherwise constitutes gross negligence ("Standard of Care"). Any action taken by a Member pursuant to the terms of the Standstill Agreement shall be conclusively presumed to comply with the Standard of Care. Any action taken by a Member pursuant to the Irrevocable Proxy upon the written advice of stipulated legal counsel shall also be conclusively presumed to comply with the Standard of Care. All reasonable fees and expenses of any such legal counsel shall be paid directly by Zapata.

     A copy of the Irrevocable Proxy is filed as Exhibit 19 hereto and is incorporated herein by reference. The following description of the Irrevocable Proxy is qualified in its entirety by reference to such Exhibit.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

     Item No. 7 is hereby amended by inserting the following exhibits immediately after the last exhibit appearing thereunder:

     Exhibit 17 -   Plan and Agreement of Merger dated as of June 4, 1996 by and among, Zapata, Zapata Acquisition Corp. and Houlihan's

     Exhibit 18 -   Supplemental Agreement dated as of June 4, 1996 between
                    Malcolm I. Glazer and Zapata

     Exhibit 19 -   Irrevocable Proxy dated June 4, 1996 executed by Malcolm I.
                    Glazer, individually and as Trustee of the Malcolm I. Glazer
                    Trust in favor of Messers. Ronald Lassiter, Robert V.
                    Leffler, Jr. and W. George Loar, as members of Zapata
                    Special Committee.



















































                               Page 6 of 61 Pages

                                 SIGNATURE PAGE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 16 is true, complete and correct.


Dated:  June 14, 1996


                              THE MALCOLM GLAZER TRUST

                              By: /s/ MALCOLM I. GLAZER, AS TRUSTEE
                                  ---------------------------------------
                                   Malcolm I. Glazer, as Trustee
                                   By: Avram Glazer, Power of Attorney



                              /s/ Malcolm Glazer
                              --------------------------------------------------
                              Malcolm I. Glazer
                              By:  Avram Glazer, Power of Attorney






















































                               Page 7 of 61 Pages